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Exhibit 18.1

March 16, 2011

GFI Group Inc.
55 Water Street
New York, NY 10041

        We have audited the consolidated financial statements of GFI Group Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 16, 2011, which expresses an unqualified opinion. Note 2 to such consolidated financial statements contains a description of your adoption, during the year ended December 31, 2010, of your change in the date for the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,
/s/ Deloitte & Touche LLP New York, New York

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  Exhibit 18.1